

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Polys Hajioannou
Chief Executive Officer
Safe Bulkers, Inc.
30-32 Karamanli Avenue
P.O. Box 70837
Voula 16605
Athens, Greece

      Re: Safe Bulkers, Inc.
             Form 20-F for the year ended December 31, 2009
             Filed February 23, 2010
             File No. 1-34077

Dear Mr. Hajioannou:

We have completed our review of your Form 20-F noted above and do not, at this time, have any
further comments.

             Sincerely,

             Linda Cvrkel
             Branch Chief